Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Press Release - 3rd quarter of 2018

Itaú Unibanco announces to the Market the press release containing results and information for the third quarter of 2018.

Itaú Unibanco’s recurring net income reaches R$19.3 billion in the first nine months of 2018

•	Recurring net income for the first nine months of 2018 totaled R$19.3 billion. Result from insurance operations and commissions and fees account for 55% of this total. Annualized recurring return on average equity was 21.7%;

•	At the end of September 2018, loan portfolio[1] totaled R$636.4 billion, up 10.6% in the 12-month period and up 2.1% from June 2018;

•	At the end of September 2018, 90-day non-performing loans ratio decreased 30 basis points in the 12-month period and reached 2.9%. In the 12-month period, the same ratio for individuals in Brazil improved 60 basis points, to 4.5% from 5.1%, and the ratio for very small, small and middle-market companies was down 150 basis points in the year, to 3.4% from 4.9%, recording the lowest level since the merger between Itaú and Unibanco;

•	In the first nine months of 2018, cost of credit[2] decreased 22.5% from the same period of 2017, in line with the improved credit quality ratios;

•	In the first nine months of 2018, commissions, fees and result from insurance operations were up 6.5% when compared to the same period of 2017;

•	In the first nine months of 2018, the value added[3] by Itaú Unibanco to the economy reached R$54.2 billion;

São Paulo, October 29, 2018 – In the first nine months of 2018, Itaú Unibanco’s recurring net income totaled R$19.3 billion, up 3.5% from the same period of 2017, and annualized recurring return on average equity was 21.7%.

Total assets amounted to R$1.6 trillion, and working capital, raised and managed assets totaled R$2.5 trillion at the end of September 2018. The Basel Ratio was 16.9%, confirming the bank’s sound capital position.

Total adjusted loan portfolio1 reached R$636.4 billion at the end of September 2018, up 10.6% in the 12-month period. The granting of loans resumed gradually over this period, with increased demand recorded for a number of credit lines. Compared to the previous quarter, loan portfolios for individuals, very small, small and middle-market companies, and Latin America increased, which resulted in a 2.1% growth in the total adjusted portfolio.

At the end of September 2018, the 90-day non-performing loans ratio decreased 30 basis points in the 12-month period and reached 2.9%. In the 12-month period, the NPL ratio for individuals in Brazil improved 60 basis points, to 4.5% from 5.1%, and the ratio for very small, small and middle-market companies was down 150 basis points in the year, to 3.4% from 4.9%, recording the lowest level since the merger between Itaú and Unibanco.

“We continue to have a healthy credit demand both from individuals and very small, small and middle-market companies. This third quarter of 2018, we granted4 38% more credit to individuals and 22% more credit to very small, small and middle-market companies in Brazil compared to the same period of 2017. It is worth mentioning that the fall in delinquency rates in these portfolios over the year has evidenced the quality of this credit origination”, says Candido Bracher, Itaú Unibanco’s CEO.

In the first nine months of 2018, commissions, fees and result from insurance operations totaled R$30.7 billion, up 6.5% from the same period of the previous year, as a result of better economic conditions and, consequently, higher volume of transactions added to the increasingly higher offer of products and services that provide a full-fledged client experience.

In the third quarter of 2018, the bank reached the mark of 10.7 million personal account holders that use the digital channels via the internet or mobile applications. In the case of business accounts, the figure already exceeds 1.1 million. Over 165 thousand fully-digital accounts were opened using the Abreconta app in the third quarter of 2018, representing an increase of 215% over the same period of the previous year. Furthermore, technology investments have risen by 67% over the last 4 years. ‘The ever-increasing relevance of our digital channels reflects our focus on meeting customers’ expectations for a new, increasingly connected, service experience. Proof of this is the significant adoption of these channels, which now account for 11 million users”, says Candido.

The value added3 by Itaú Unibanco to the economy reached R$54.2 billion in the nine months of 2018. This amount was distributed among many segments of society: R$15.8 billion for employees through remuneration, R$17.4 billion for the payment of taxes, R$11.5 billion for reinvestment of the operation profits, R$8.2 billion for the remuneration of its more than 130 thousand direct shareholders and approximately 1 million indirect shareholders5, and R$1.2 billion for rental.

Itaú Unibanco announced changes in its executive committee – Eduardo Vassimon, Wholesale General Director, reached the limit age for exercising the position and will be replaced by the current Vice President of the Risk and Finance Control Area, Caio Ibrahim David. Milton Maluhy Filho will take up the position of Vice President of the Risk and Finance Control Area and his term of office as Itaú CorpBanca’s CEO shall end in January. The changes in the executive committee will become valid as of January 2019. “As Itaú Unibanco’s CEO, I must say that it is a pleasure and a privilege to count on such highly qualified executives, who will be able to continue the excellent work that has been performed both by Vassimon and by Caio in their current roles”, adds Candido.

Further information on results is available on Itaú Unibanco’s Investor Relations website: www.itau.com.br/investor-relations.

(1)	Includes financial guarantees provided and corporate securities.

(2)	Cost of credit includes Result from Loan Losses, net of recovery of loans, Impairment and Discounts Granted.

(3)	The statement of value added adopts the managerial criteria.

(4)	Loans granted do not consider the following products: overdraft, credit card, debt renegotiation and other revolving credits. Average origination per working day in the quarter.

(5)	Indirect shareholders are individuals or institutional investors in Brazil who have indirectly bought Itaú Unibanco’s shares through an investment or pension fund.

São Paulo, October 29, 2018.

Alexsandro Broedel

Group Executive Finance Director and Head of Investor Relations